SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice on the business and capital alliance with Tsukishima Kikai Co., Ltd. (Tuesday, July 26, 2005)
2.	Notice on dissolution of KSEA (a subsidiary in Singapore) (Thursday, July 28, 2005)

July 26, 2005

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on the business and capital alliance with Tsukishima Kikai Co., Ltd.

Please be advised that Kubota Corporation (hereinafter the “Company”) resolved at its Board of Directors’ Meeting held on July 22, 2005 to enter into a business and capital alliance with Tsukishima Kikai Co., Ltd. (hereinafter “TSK”) in the Water & Sewage Engineering business. And today, the Company and TSK concluded the contract of the business and capital alliance. Details of the alliances are as follows;

1. Purpose of the alliance

Business environment of Water & Sewage Engineering business is getting worse due to prevalence of water supply and sewerage systems in urban area and declining public investment.

In order to cope with this difficult environment, the Company and TSK agreed to promote alliance in the Water & Sewage Engineering business.

2. Details of the alliance

(1) Business alliance

On this agreement, the Company and TSK will make effort to improve profitability of the Water & Sewage Engineering business through such tactics as supplying complementary products each other and joint development of new products.

The Company and TSK will establish alliance committee in August and examine what kind of the collaboration is feasible.

(2) Capital alliance

In order to reinforce the business alliance, the Company and TSK will plan to create cross-shareholding as follows;

-	The Company will acquire issued TSK’s shares, up to 3.6 million shares
(7.89 % of total number of shares issued).
-	TSK will acquire issued Company’s shares, up to 5 million shares
(0.38 % of total number of shares issued)

3. Schedule of the alliance

July 26, 2005:	Concluding the contract of the business and capit alalliance
August, 2005:	Establishment of alliance committee and commencement of examination of the feasible collaborations.

4. Prospects

The effects of the alliance on the Company’s consolidated results of operations and financial position is unknown at this time and will be estimated later.

End of document

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

July 28, 2005

To whom it may concern

Kubota Corporation

2-47 Shikitsu-higashi 1-chome

Naniwa-ku Osaka 556-8601 Japan

Contact: IR Group

Finance & Accounting Department

Phone: 06-6648-2645

Notice on dissolution of KSEA (a subsidiary in Singapore)

Please be advised that Kubota Supplies & Engineering (Asia) Pte Ltd. (“KSEA”), which is a subsidiary of Kubota Corporation, resolved at its board of directors’ meeting held on July 28, 2005 that it should be dissolved.

1. Background

KSEA was established in May 1988 and have been selling the products of Kubota Corporation in and around Singapore. KSEA decided that business activities of KSEA should be transferred to the sales office of Kubota Corporation which was newly established in Singapore in July 2005 and KSEA should be dissolved.

2. Profile of KSEA

• Place:	79 ROBINSON ROAD #20-06 CPF BUILDING SINGAPORE 068897

• Representative:	Mr. Junichiro Sato, Director and President

• Capital:	One million Singapore Dollars

• Shareholders:	Kubota Corporation owns 100%

3. Schedule

After the approval of its dissolution at the extra-ordinary general meeting of its shareholders to be held on August 1, 2005, KSEA will begin the process of liquidation immediately. The liquidation is expected to be completed by the end of 2007.

4. Financial outlook

Kubota Corporation’s financial forecast for the year ending March 2006 remains unchanged from the released forecasts on May 13, 2005.

End of document

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: August 1, 2005	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department